ANGEL OAK MORTGAGE, INC.
3344 Peachtree Road NE, Suite 1725
Atlanta, Georgia 30326

June 14, 2021

VIA EDGAR AND EMAIL

Mr. Ronald E. Alper

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Mailstop 3233

100 F Street, N.E.

Washington, DC 20549

Re:    Angel Oak Mortgage, Inc. (the “Company”)

          Registration Statement on Form S-11 (File No. 333-256301)

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the registration statement on Form S-11 (File No. 333-256301) (the “Registration Statement”) to 4:00 p.m. Eastern Time on June 16, 2021, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to J. Gerard Cummins at (212) 839-5374 and that such effectiveness also be confirmed in writing.

Very truly yours,

ANGEL OAK MORTGAGE, INC.

By:	/s/ Robert Williams
Name: Robert Williams
Title: Chief Executive Officer and President

cc:	Dory Black, Angel Oak Mortgage, Inc.

J. Gerard Cummins, Sidley Austin LLP

Andrew S. Epstein, Clifford Chance US LLP

Jason D. Myers, Clifford Chance US LLP